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23002113

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___09/01/2022___ AND ENDING ___08/31/2023___
　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___HARVESTONS SECURITIES, INC.___

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer　　☐ Security-based swap dealer　　☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

OCT 3 0 2023

___8301 E. PRENTICE AVE., SUITE 305___
　　　　　　　　　　(No. and Street)

Washington, DC

___GREENWOOD VILLAGE___　　　___CO___　　　___80111___
　　　　(City)　　　　　　　　　(State)　　　　　(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

___SUPANG BASSEY___　　　___303-832-8887___　　　___SUPANG@HARVESTONS.COM___
(Name)　　　　　　　　(Area Code – Telephone Number)　　　(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___ASSURANCE DIMENSIONS, INC.___
　　　　　　(Name – if individual, state last, first, and middle name)

___2000 BANKS ROAD, SUITE 218___　___MARGATE___　　___FL___　　___33063___
(Address)　　　　　　　　　　　(City)　　　　　(State)　　(Zip Code)

　　　　　　　　　　　　　　　　　　5036

(Date of Registration with PCAOB)(if applicable)　　(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
　accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
　CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___SUPANG BASSEY_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___HARVESTONS SECURITIES, INC._____, as of ___AUGUST 31_____, 2023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
    CFO

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

HARVESTONS SECURITIES, INC.

FINANCIAL STATEMENTS

August 31, 2023

HARVESTONS SECURITIES, INC.

Financial Statements

TABLE OF CONTENTS


ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Harvestons Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Harvestons Securities, Inc. as of August 31, 2023, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Harvestons Securities, Inc. as of August 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Harvestons Securities, Inc.'s management. Our responsibility is to express an opinion on Harvestons Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Harvestons Securities, Inc.'s. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The Schedule I, Computation of Net Capital Pursuant to SEC Rule 15c3-1, Schedule II, Computation for Related to Reserve Requirements Under SEC Rule 15c3-3 (exemption) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption), has been subjected to audit procedures performed in conjunction with the audit of Harvestons Securities, Inc.'s financial statements. The supplementary information is the responsibility of Harvestons Securities, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in th e supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a -5. In our opinion, the Schedule I, Computation of Net Capital Pursuant to SEC Rule 15c3-1, Schedule II, Computation of Reserve Requirements Under SEC Rule 15c3-3 (exemption) and Schedule III, Information Related to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption), is fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as Harvestons Securities, Inc.'s auditor since 2017.
Assurance Dimensions
Margate, Florida
October 23, 2023

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

HARVESTONS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
As of August 31, 2023

ASSETS

Current Assets

Cash and cash equivalents	$	223,395
Securities owned, at fair value		231,873
Deposits with clearing organization		100,000
Due from clearing organization		21,460
Underwriting fee receivable		66,000
Prepaid income taxes		10,600
Total Current Assets		653,328
Total Assets	$	653,328

LIABILITIES & STOCKHOLDER'S EQUITY

Current Liabilities

Accounts payable and accrued expenses	$	17,959
SBA loan - principal and accrued interest		17,592
Total Current Liabilities		35,551

Long Term Liabilities

SBA loan - principal and accrued interest	284,499
Total Long Term Liabilities	284,499
Total Liabilities	320,050

Stockholder's Equity

Common stock, $1 par value; 1,000,000 shares authorized; 5,000 shares issued and outstanding	5,000
Additional paid in capital	350,605
Accumulated deficit	(22,327)
Total Stockholder's Equity	333,278
Total Liabilities and Stockholder's Equity	$ 653,328

The accompanying notes are an integral part of this financial statement.

HARVESTONS SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended August 31, 2023

Revenues

Underwriting income	615,784
Gain from trading - securities owned	39,420
Other income	7,539
	662,743

Expenses

Operating expenses:

Salaries	245,000
Commissions	102,923
General and administrative	108,799
Occupancy and equipment expenses	33,913
Clearing expenses	60,000
Travel and entertainment	90,261
Licenses and taxes	29,185
Communications	7,989
Pension plan	2,200
	680,270

Operating loss	(17,527)
Income before provision for income taxes	(17,527)
Provision for income taxes	-
Net Loss	$ (17,527)

The accompanying notes are an integral part of this financial statement.

HARVESTONS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended August 31, 2023

	Common Stock		Additional Paid In Capital	Retained Earnings	Total Stock-holder's Equity
	Shares	Amount $1 Par Value			
Balances at August 31, 2022	5,000	$ 5,000	$ 196,050	$ (4,800)	$ 196,250
Capital contribution			154,555		154,555
Net loss for the year				(17,527)	(17,527)
Balances at August 31, 2023	5,000	$ 5,000	$ 350,605	$ (22,327)	$ 333,278

The accompanying notes are an integral part of this financial statement.

HARVESTONS SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended August 31, 2023

Cash Flows from Operating Activities:

Net loss	$	(17,527)
Adjustments to reconcile net loss to		
net cash used in operating activities:		
Unrealized gain on securities		(23,970)
Changes in operating assets and liabilites:		
Underwriting fee receivable		(66,000)
Due to/from clearing organization		(974)
Accounts payables and accrued expenses		(15,814)
Purchase/ sale of marketable securities owned - net		(42,345)
Net cash used in operating activities		(166,630)

Cash Flows from Financing Activities:

Capital contribution	154,555
Loan from shareholder - repayment	(23,000)
SBA loan - repayment	(7,111)
Net cash provided by financing activities	124,444

Net Decrease in Cash and cash equivalents		(42,186)
Cash and cash equivalents at the beginning of the year		265,581
Cash and cash equivalents at the end of the year	$	223,395

Supplemental Cash Flow Information

Cash paid for income taxes	$	-
Cash paid for interest	$	10,500

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization:

Harvestons Securities, Inc. (the "Company"), was incorporated in the State of Colorado on January 15, 1993 for the purpose of conducting business as a registered, fully disclosed securities broker-dealer.

Harvestons has claimed an exemption from Rule 15c3-3 of the Securities and Exchange Commission. The Company does not hold cash or securities for the account of customers. The Company clears certain of its proprietary and customer transactions through a clearing organization on a fully disclosed basis. The amounts receivable from and/or payable to the clearing organization relate to these transactions. In addition, the Company maintains a deposit of $100,000 with the clearing organization at August 31, 2023.

Depreciation and Amortization

Depreciation is provided on a straight-line basis using estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. All property and equipment has been fully depreciated.

Securities Owned

Securities Owned consist of equities and are valued at quoted market value, which is a level 1 input, as described in Note 4. The resulting difference between cost and market is treated as unrealized gain or loss at the year end, which is included in trading revenue.

Income taxes

Income taxes are provided at the statutory rate, and are based on earnings reported in the financial statements. Deferred income taxes are provided using a liability approach based upon enacted tax laws and rates applicable to the periods in which the taxes become payable.

The Company recognizes and measures its unrecognized tax benefit in accordance with Accounting Standards Codification ("ASC") Topic 740, Income Taxes, ("ASC740"). Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company's tax returns ended August 31, 2020, 2021, 2022 and (although not yet filed) 2023 are subject to potential examination by the taxing authorities.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. The Company had cash equivalents of $200,000 at August 31, 2023. ASC Topic 940-320-45-7 states that broker-dealers should report trading securities activities in the operating section of the statement of cash flows.

1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates include deferred tax asset valuation allowance and allowance for doubtful accounts.

Financial Instruments

The Company accounts for its investment securities at fair value under accounting literature including Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 320, *Investments Debt and Equity Securities* ("FASB ASC 320"), pertaining to investments in debt and equity securities and the fair value option of financial instruments in FASB ASC 825, *Financial Instruments ("FASB ASC 825")*.

Certain of the Company's assets and liabilities are required to be measured at fair value. For those assets and liabilities, the Company determines fair value using the fair value measurement provisions included in FASB ASC 820, *Fair Value Measurements and Disclosures* ("FASB ASC 820"). FASB ASC 820 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and requires additional disclosures about fair value measurements. The definition of fair value focuses on the price that would be received to sell the asset or paid to transfer the liability between market participants at the measurement date (an exit price). An exit price valuation will include margins for risk even if they are not observable. FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels ('Level 1, 2 and 3"). See note 4 for additional information regarding FASB ASC 820.

FASB ASC 320 requires that the Company classify its investments as either (i) held to maturity, (ii) available for sale, or (iii) trading. This determination is made at the time a security is purchased. FASB ASC 320 requires that both trading and available for sales securities are to be carried at fair value. However, in the case of trading assets, both unrealized and realized gains and losses are included in trading revenue in the statement of operations.

In the period presented, all securities were classified as trading. No securities were classified as held to maturity or available for sale. For the period presented, all securities owned by the Company were accounted for at fair value with unrealized and realized gains and losses recorded in the statement of operations.

During the year ended August 31, 2023 the Company recognized $23,970 in unrealized gain and $15,450 in realized gain.

All securities that are classified as trading are included in securities owned at market. The determination of fair value is based on quoted market prices of an active exchange, independent

7

1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments (continued)

broker market quotations, valuations provided by pricing services or, when independent broker quotations or pricing service valuations are unavailable, valuation models prepared by the Company's management. These models include estimates and the valuations derived from them could differ materially from amounts realizable in an open market exchange.

Revenue Recognition

The Company adopted Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers on September 1, 2018, the date the guidance became effective for us. The Company adopted the guidance using the modified retrospective method (i.e. applied prospectively effective September 1, 2018), which had no impact on the Company's opening retained earnings. Further, the Company determined that there was no material impact to the Company's recognition of revenue upon adoption of Topic 606. All revenues are recorded in accordance with ASC 606, which is recognized when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation over time / point in time.

The Company recognizes revenue from its various revenue streams as follows:

Investment Banking (Underwriting Income)
Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from securities offering in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fee at the time the underwriting is completed and the income is recognized at that point in time. At August 31, 2023, the Company had underwriting fee receivable of $66,000.

Commission revenue
Transactions for customers with related commission income and expenses are reported on the trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. The Company did not have any commission revenue during the year ended August 31, 2023.

Trading revenue
Proprietary securities transactions in trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on the trade date basis. The net trading gain / (loss) is recorded under revenue in accordance with ASC Topic 940, *"Financial Services-Brokers and Dealers"* since it is not within scope of the new revenue recognition guidance ASC 606 "Revenue from Contracts with Customers".

1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Commission Expense
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Concentrations of Credit Risk
The Company engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits of $250,000. At August 31, 2023, the Company's cash and cash equivalents balance did not exceed federally insured limits. The Company has not experienced any losses in such accounts through August 31, 2023.

Leases
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The standard was adopted on September 1, 2019 and the Company has determined that it has no current leases which meet the requirements under ASC-842 leases.

Recent Accounting Pronouncements
The Company adopts all applicable, new accounting pronouncements as of the specified effective dates.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on our financial statements upon adoption.

2. NET CAPITAL REQUIREMENTS

Harvestons is subject to the Securities and Exchange Uniform Net Capital Rule for fully disclosed broker-dealers (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At August 31, 2023, the Company had net capital of $283,748, of which $183,748 was in excess

2. NET CAPITAL REQUIREMENTS (continued)

of its required net capital of $100,000. The Company had aggregate indebtedness in the amount of $320,050. Therefore, its ratio of aggregate indebtedness to net capital was 1.128 to 1 at August 31, 2023.

3. PROPERTY AND EQUIPMENT

Property and equipment consists of following at August 31, 2023:

Furniture and Fixtures	$ 35,333
Computers and Equipment	42,329
Leasehold Improvements	15,194
	92,856
Less: Accumulated Depreciation and Amortization	(92,856)
	$ -

These assets were fully depreciated at the beginning of the year. There is no depreciation expense for the current year.

4. FAIR VALUE MEASUREMENTS

In accordance with FASB ASC 820, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the hierarchy under FASB ASC 820 are described below:

Level 1   Financial assets and liabilities whose values are based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2   Financial assets and liabilities whose values are based on one or more of the following:
1. Quoted prices for similar assets or liabilities in active markets;
2. Quoted prices for identical or similar assets or liabilities in non-active markets;
3. Pricing models whose inputs are observable for substantially the full term of the asset or liability; or
4. Pricing models whose inputs are derived principally from or corroborated by observable market date through correlation or other means for substantially the full term of the asset or liability.
5. Values provided by independent pricing services.

Level 3   Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

4. FAIR VALUE MEASUREMENTS (continued)

In certain case, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirely falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirely. The Company's assessment of the significance of a particular input to the fair value measurement in its entirely requires judgement, and considers factors specific to the asset or liability.

At August 31, 2023 the Company's securities owned at market are deemed to be Level 1 as the fair value is based on quoted market values.

		Level 1		Total
Debt Securities	$	49,340	$	49,340
Equity Securities		182,473		182,473
Total	$	231,873	$	231,873

5. LOANS

SBA Economic Injury Disaster Loan
On May 4, 2020, the Company received $8,000 under the Economic Injury Disaster Loan Emergency Advance program.

On June 25, 2020, the Company received $150,000 under the Economic Injury Disaster Loan Emergency Advance program.

On January 3, 2022, the Company received additional $150,000 under the Economic Injury Disaster Loan Emergency Advance program.

These loans, which are in the form of a Note dated June 25, 2020 and January 3, 2022 issued by the Borrower, bears interest at a rate of 3.75% per annum. The borrower must pay principal and interest payment of $1,466 every month beginning Twenty-four (24) months from the date of the Original Note. All remaining principal and accrued interest is due and payable Thirty (30) years from the date of the Original Note.

Aggregate annual maturities of notes payable at August 31, 2023, are as shown:

Years ending August 31:		SBA Loan
2024	$	17,592
2025		17,592
2026		17,592
2027		17,592
2028		17,592
Thereafter		214,131
	$	302,091

6. REVENUE CONCENTRATION

During the year ended August 31, 2023, the Company had a concentration of revenues from three customers comprising 58%, 24% and 18% of total revenues.

7. INCOME TAXES

The Company accounts for income taxes under Accounting Standards Codification 740, Income Taxes "ASC 740". ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial losses and the tax basis of assets and liabilities for both the expected future tax benefit to be derived from tax losses and tax credit carry forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Internal Revenue Code Section 382 "IRC 382" places a limitation on the amount of taxable income that can be offset by carry forwards after a change in control (generally greater than a 50% change in ownership).

The Company had taxable loss including carryover loss from previous year of approximately $141,576 for its year ended August 31, 2023. No provision or benefit for federal and state income taxes has been reflected for the year ended August 31, 2023, since the Company reported a loss and has established a valuation allowance against the total net deferred tax asset.

The table below summarizes the differences between the Company's effective tax rate and the statutory federal rate as follows for the period ended August 31, 2023:

Statutory federal rate	21.00%
State tax rate, net of federal effect	3.70%
	24.70%
Less Valuation allowance	(24.70)
Effective Tax Rate	- %

Deferred tax assets and liabilities are provided for significant income and expense items recognized in different years for tax and financial reporting purposes. The components of the net deferred tax assets for the year ended August 31, 2023 was as follows:

Deferred tax assets:	
Net operating loss	$ 29,731
Unrealized losses on securities owned	18,629
Less Valuation allowance	(48,360)
Net Deferred Tax Assets	$ -

The Company has fully reserved the deferred tax asset due to management's determination that it is highly unlikely that the Company will generate taxable income in the future and realize the tax benefits.

8. RELATED PARTY TRANSACTIONS AND COMMITMENTS

The Company rents office space from a related party entity under common control under a yearly lease that expired on August 31, 2023. The lease was renewed for another six months and expires on February 28, 2024. The Company recorded rent expense of $30,000 for the year ended August 31, 2023.

Harvestons also carries two month to month office leases at approximately $325 per month plus costs. Rent expense under these leases in fiscal year 2023 was $3,913.

9. PENSION PLAN

The Company implemented a cash balance plan on September 1, 2015. The plan's fiscal year matches the Company's fiscal year. Employees become eligible after attaining age 21 and after 1 year of employment with the Company. The employee may become a participant of the plan as of the earlier of the first day of the plan year or the first day of the seventh month of such plan year coinciding with or next following the date such employee met the eligibility requirement. Eligible employees are not required to contribute to the plan. Contributions to the Plan are discretionary and are limited to specified percentages of compensation for the President, Executive Vice President and other employees. The Contributions are subject to a vesting schedule and become fully vested after 3 years of service. The Company had not made contributions for the year ended August 31, 2023.

10. COMMITMENTS AND CONTINGENCIES

Commitments and contingencies
In the normal course of business, we enter into commitments for either fixed income or equity underwritings. As of August 31, 2023 we had no such open underwriting commitments.

As a result of extensive regulation of broker-dealers, we are subject to regular reviews and inspections by regulatory authorities and self-regulation organizations. The reviews can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censures to fines and, in serious cases, temporary or permanent suspension from conducting business, or limitations on certain business activities. In addition, regulatory agencies and self-regulatory organizations institute investigations from time to time into industry practices, which can also result in the imposition of such sanctions. Refer to the "Legal and regulatory matter contingencies" discussion within this footnote for more information about related loss contingency. See Note 2 for additional information regarding regulatory capital requirements applicable to us.

The Company entered into an office lease with a related party (see note 8) effective September 2017. The lease is renewed every 6 months, effective September 1, 2023 and the Company has renewed the lease until February 28, 2024. Future minimum payments required under operating lease obligations at February 28, 2024 are $15,000.

10. COMMITMENTS AND CONTINGENCIES (continued)

<u>Legal and regulatory matter contingencies</u>
In addition to the matter specifically described below, in the normal course of our business, we may be named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with our activities.

We are also subject, from time to time, to other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding our business. Such proceedings may involve, among other things, our sales and trading activities, financial products or offerings we sponsored, underwrote or sold, and operational matters. Some of these proceedings may in the future result, in adverse judgments, settlements, fines, penalties, injunctions or other relief and/or require us to undertake remedial actions. For the year ended August 31, 2023, we have not been party to or subject to any legal and regulatory matters.

11. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred subsequent to August 31, 2023, for possible disclosure or recognition in the financial statements. The Company has determined that there were no such events or transactions that warrant disclosure or recognition in the financial statements through the date these financial statements were available to be issued, October 23, 2023.

Supplementary Information

Net Capital

Total stockholder's equity from Statement of Financial Condition	$	333,278
Deduct non-allowable assets:		
Prepaid income taxes		10,600
		10,600
Total stockholder's equity qualified for net capital before haircuts on securities positions		322,678
Haircuts on securities postions:		
Other securities owned - net		30,582
Undue concentration		8,348
		38,930
Net capital		283,748
Net capital requirement - the higher of 6 2/3 aggregate indebtedness of $21,347 or $100,000		100,000
Net capital in excess of required net capital	$	183,748

Aggregate Indebtedness

Accounts payables and accrued expenses	$	17,959
SBA loan		302,091
Total aggregate indebtedness	$	320,050
Ratio: Aggregate Indebtedness to Net Capital		1.128 to 1

RECONCILIATION WITH THE COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of August 31, 2023)

Net capital, as reported in the Company's Part IIA (Unaudited) FOCUS report	$	283,748
Adjustments:		
None		-
Net capital, as adjusted	$	283,748
Aggregate indebtedness, as reported in the Company's Part IIA (Unaudited) FOCUS report	$	320,050
Adjustments:		
None		-
Aggregate indebtedness, as adjusted	$	320,050

Noted: There were no differences between the Computation on Schedule I and the FOCUS report for August 31, 2023, filed by the Company on October 1, 2023.

HARVESTONS SECURITIES, INC.
Schedules II : Computation of Reserve Requirements Under Rule 15c3-3
For The Year Ended August 31, 2023

The Company is exempt from the Reserve Requirement computation according to the provision of Rule 15c3-3(k)(2)(ii) and the Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

In addition, the Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to proprietary trading and participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4;

Schedule III : Information Related to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control Requirements under the (k)(2)(ii) exemptive provision and the Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

In addition, the Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to proprietary trading and participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4;



October 23, 2023

Harvestons' Exemption Report

RE: Harvestons Securities, Inc.'s fiscal year end August 31, 2023 Certified Audit

Harvestons Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii), as it relates to commission revenue.

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(ii) throughout the most recent fiscal year without exception.

3. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) proprietary trading; (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and/or (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Supang Bassey
CFO





ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT
REVIEW

To the Board of Directors and Shareholder
of Harvestons Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule
17a-5, in which (1) Harvestons Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which
Harvestons Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: under the provision (k)(2)(ii)
"Customer Protection-Reserves and Custody of Securities" ('the "exemption provision") for its introducing broker
related activities; in addition as it relates to their investment banking and proprietary trading activities as they are
exempt under the rule as they do not hold any cash or securities for its customers and (2) Footnote 74 of the SEC
Release No. 34-70073 for participating in distributions of securities (other than firm commitment underwritings) in
accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4 . Harvestons Securities, Inc. stated that
it has met the identified exemption provisions throughout the most recent fiscal year without exception. Harvestons
Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board
(United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Harvestons
Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination,
the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express
such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements
referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(s)
(k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities
contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and
related SEC Staff Frequently Asked Questions.

Assurance Dimensions

We have served as Harvestons Securities, Inc.'s auditor since 2017.

Assurance Dimensions
Margate, Florida
October 23, 2023

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com
18


INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Shareholder
of Harvestons Securities, Inc.,

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended August 31, 2023, which were agreed to by Harvestons Securities, Inc. ("the Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and any Other Designated Examining Authority, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. Harvestons Securities, Inc.'s management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended August 31, 2023, as applicable, with the amounts reported in Form SIPC-7 for the year ended August 31, 2023, noting no differences.

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, trial balance, ledgers of accounting activity, SIPIC 6 and bank statements noting no differences.

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, as described in #3, supporting the adjustments noting no differences; and

5) Compared the amount of payment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no material differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Assurance Dimensions

We have served as Harvestons Securities, Inc.'s auditor since 2017.

Assurance Dimensions
Margate, Florida
October 23, 2023

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com